Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-173755

May 9, 2011

Monday Market Calls: Silver Still Looks Tarnished

By Russ Koesterich

Silver still looks expensive.

Despite the fact that silver collapsed 30% last week, by most measures the metal still appears expensive, particularly versus gold. To start, let’s compare the change in the price of silver against the change in the supply of money. Over the long-term, changes in price should bear some relationship to the amount of money in the economy. And over a long period, this is in fact the case. However, prices can deviate for prolonged periods of time and prior to last week, the price of silver looked around 75% above what you would expect based on changes in the money supply. Even after falling by 30%, silver still looks around 20% too high.

Another way to look at the relative value of silver is to compare it to something else, gold being a logical choice. Over the past forty years, silver has averaged roughly 1/55th the price of gold. At the end of April, silver’s ratio to gold hit a 30 year high of 1-to-30, the highest since 1980. Today, silver’s ratio is about 1-to-40, still way above the long-term average. If silver reverts back to its traditional ratio versus gold, you would expect silver to trade at around $26 an ounce.

Bottom line, silver still appears pricey. Silver is an interesting long-term play, but we would remain on the side lines for now. For investors concerned about hedging inflation and dollar risk, gold appears the better bet.

Potential iShares solutions

Underweight Silver	SLV – the iShares Silver Trust

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.